Exhibit 12.1

100 S. Fourth Street, Suite 1000, St. Louis, MO 63102 • (314) 889-8000

August 1, 2016

Board of Directors

The Landrum Company

801 East Broadway

Columbia, Missouri 65201

Re:	Regulation A Offering Statement on Form 1-A

To the Board of Directors:

We are acting as counsel to The Landrum Company, a Missouri corporation (“TLC”) in connection with the proxy statement/offering circular on Form 1-A (the “Offering Circular”), filed with the Securities and Exchange Commission relating to the proposed issuance of shares of Class A Common Voting Stock of TLC, par value $0.01 per share (the “Common Shares”) and shares of Series E Preferred Stock of TLC, no par value (the “Preferred Shares” and collectively with the Common Shares, the “Shares”), pursuant to the Agreement and Plan of Merger by and among TLC, Landmark Bank, National Association, and LMB Interim Bank, National Association, dated as of January 29, 2016 (the “Agreement”). This opinion letter is furnished to you pursuant to Item 12 of Form 1-A, 17 C.F.R. § 239.90.

For purposes of this opinion letter, we have examined copies of such agreements, instruments and documents as we have deemed an appropriate basis on which to render the opinions hereinafter expressed. In our examination of the aforesaid documents, we have assumed the genuineness of all signatures, the legal capacity of all natural persons, the accuracy and completeness of all documents submitted to us, the authenticity of all original documents, and the conformity to authentic original documents of all documents submitted to us as copies (including by facsimile or other electronic transmission). As to all matters of fact, we have relied on the representations and statements of fact made in the documents so reviewed, and we have not independently established the facts so relied on. This opinion letter is given, and all statements herein are made, in the context of the foregoing.

This opinion letter is based as to matters of law solely on the applicable provisions of the General Business and Corporation Law of the State of Missouri. We express no opinion herein as to any other laws, statutes, ordinances, rules, or regulations.

Based upon, subject to, and limited by the foregoing, we are of the opinion that the Shares have been duly authorized and, when issued in accordance with the terms and conditions set forth in the Agreement and delivered as contemplated by the Offering Circular following the qualification of the Offering Circular under the Securities Act of 1933, as amended, will be validly issued, fully paid, and nonassessable.

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Board of Directors

The Landrum Company

August 1, 2016

This opinion letter has been prepared for use in connection with the Offering Circular. We assume no obligation to advise you of any changes in the foregoing subsequent to the date of qualification of the Offering Circular.

We hereby consent to the filing of this opinion letter as Exhibit 12.1 to the Offering Circular. In giving this consent, we do not thereby admit that we are an “expert” within the meaning of the Act.

Sincerely,

/s/ Polsinelli PC
Polsinelli PC